EXHIBIT 12
COCA-COLA ENTERPRISES, INC.
EARNINGS TO FIXED CHARGES
(in millions; except ratios)

	First Quarter
	2016	2015
Computation of Earnings:
Income before income taxes	$90	$130
Add:
Interest expense	29	30
Amortization of debt premium/discount and expenses	1	1
Interest portion of rent expense	5	6
Earnings as adjusted	$125	$167
Computation of Fixed Charges:
Interest expense	$29	$30
Amortization of debt premium/discount and expenses	1	1
Interest portion of rent expense	5	6
Fixed charges	$35	$37
Ratio of Earnings to Fixed Charges(A)	3.60	4.57
___________________________

(A)	Ratios were calculated prior to rounding to millions.